Exhibit 99.1

10628 Science Center Drive, Suite 250, San Diego, California 92121

Tel: (858) 900-2660

ARCTURUS THERAPEUTICS Announces EXTRAORDINARY General Meeting of Shareholders

Board of Directors Recommends Removal of Terminated CEO Joseph Payne from Board of Directors

San Diego, California, May 21, 2018—Arcturus Therapeutics Ltd. (Arcturus or the Company) (NASDAQ: ARCT), an RNA medicines company, today announced that it will hold an extraordinary general meeting of shareholders, or the EGM, on Monday, June 25, 2018 at 10 a.m. Pacific time at the offices of Arcturus’ U.S. legal counsel, Cooley LLP, located at 4401 Eastgate Mall, San Diego, California, 92121-1909, at which the shareholders will vote on two sets of competing proposals. Proposals 1, 2 and 3 were proposed by a shareholder, director, and former chief executive officer, Joseph Payne, who was terminated for cause, pursuant to his demand for the shareholders meeting under Israeli law. Proposal 4 is being proposed by the Arcturus board of directors. The proposals for consideration by the shareholders are as follows:

Proposals Recommended by Joseph Payne (Proposals 1-3)

Proposal 1: Approval of the following resolution:

Resolution 1: To remove and transfer, Messrs. Stuart Collinson, Craig Willett, Daniel Geffken and David Shapiro - as well as any other person that may be appointed to the Board pursuant to article 4.2.3 of the Articles of Association of the Company, as of the date hereof and until the EGM, including the four persons the Board may have resolved to appoint at its meeting of April 20, 2018 - from the office of directors on the Board. Such termination to be with immediate effect, so that until additional directors are appointed pursuant to resolution 3 below, only Mr. Joseph Payne will remain as director on the Board.

Proposal 2: Approval of the following resolution:

Resolution 2: To amend articles 4.2.1 and 4.2.2 of the Articles of Association of the Company, with immediate effect, so that the authority to determine the number of directors of the Company, as well as the authority to elect new directors to the Board is also provided – in any circumstances - to extraordinary general meetings of the shareholders of the Company. The proposed amendments to these articles shall come into effect upon the approval of this resolution by the EGM, and are as follows (proposed changes are underlined):

“4.2.1 The number of Directors of the Company shall be determined from time to time by the Annual Meeting or an Extraordinary Meeting, provided that this shall not be fewer than 5 and not more than 11 Directors, including External Directors.  The number of External Directors in the Company shall not be less than the number determined in the Companies Law.”

“4.2.2 Other than External Directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), the Directors in the Company shall be elected at an Annual Meeting or at an Extraordinary Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier.”

Proposal 3: Approval of the following resolution:

Resolution 3: Further to the approval of resolution 2 of the agenda, or if not approved than pursuant to article 4.2.11 to the Articles of Association of the Company, to elect the following four individuals to serve as directors on the Board, effective immediately following the EGM’s approval: (a) Mr. Peter Farrell; (b) Mr. Andrew Sassine; (c) Mrs. Magda Marquet; (d) Mr. James Barlow.

Proposal Recommended by Arcturus’ Board of Directors (Proposal 4)

Proposal 4: Approval of the following resolution:

Resolution 4: To remove Mr. Joseph Payne from his role as a Director on Arcturus’ Board, with immediate effect.

 Arcturus is currently not aware of any other matters that will come before the meeting. If any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment. Wednesday, June 6, 2018, will serve as the record date of shareholders entitled to vote at the EGM.

Arcturus’ Board of Directors Recommends that Arcturus’ Shareholders Vote “FOR”

Proposal 4 and “AGAINST” Proposals 1, 2 and 3.

Further Details Concerning the EGM

The presence in person or by proxy of two or more shareholders possessing at least one-third (1/3) of Arcturus’ voting rights will constitute a quorum at the shareholders meeting. In the absence of a quorum within one hour of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Monday, July 2, 2018 at the same time and place, unless Arcturus otherwise informs its shareholders. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting rights possessed by their shares) will constitute a quorum. Approval of each proposal at the meeting (or any adjournment thereof) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting thereon (which excludes abstentions and broker non-votes).

Registered holders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM, Eastern time, on Sunday, June 24, 2018. No postage will be required if a proxy card is mailed in the United States to Arcturus’ U.S. transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.  Shareholders whose ordinary shares in Arcturus are held in “street name” (i.e., through a bank, broker or other nominee) will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the meeting (or to appoint a proxy to do so). An earlier deadline may apply to receipt of such “street name” shareholders’ voting instruction forms.

The Board urges you to return the proxy card or voting instruction form to be sent to you by the Board in order to vote FOR Proposal 4 and AGAINST Proposals 1 through 3.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Additional Information and Where to Find It

In connection with the meeting, Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting, information regarding the identity of the participants, and their director or indirect interests, by security holdings or otherwise, and describing the proposals to be voted upon at the meeting, along with a WHITE proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and WHITE proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/. SHAREHOLDERS OF ARCTURUS ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Arcturus and certain of its directors and executive officers are expected to be participants in the solicitation of proxies from Arcturus’ shareholders in connection with the EGM.

The full text of the proposed resolutions for the meeting, together with the Board’s form of WHITE proxy card, may also be viewed beginning on Thursday, June 7, 2018, at the registered office of Arcturus, c/o Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Arcturus’ telephone number at its registered office is +972-3-610-3157.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding solicitation of proxies and voting by Arcturus’ shareholders. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Media Contacts

Arcturus Therapeutics

+1 (858) 900-2660

info@arcturusRx.com

Investor Contacts

Michael Wood

LifeSci Advisors LLC

+1 (646) 597-6979

mwood@lifesciadvisors.com

Mike Verrechia

Morrow Sodali, LLC

(212) 300-2476

ARCT@morrowsodali.com

Andrew Brimmer / Trevor Gibbons

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449